Exhibit 99.1

Tiziana Life Sciences Announces First Participants Dosed in ALS BANYAN Clinical Trial of Intranasal Foralumab

BOSTON, MA, September 28, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that the first three participants have all received their first dose of intranasal foralumab in the Phase 2a Healey ALS MyMatch BANYAN clinical trial.

The BANYAN Trial is evaluating intranasal foralumab in people living with amyotrophic lateral sclerosis (ALS). The study is sponsored by Tiziana Life Sciences and co-funded by the ALS Association through its Hoffman ALS Clinical Trial Awards Program. The trial is being conducted at the Healey & AMG Center (Boston, MA) and will be launched at The Les Turner ALS Center at Northwestern Medicine(Chicago, IL), University of Minnesota (Minneapolis, MN), and Nova Southeastern University (Davie, FL).

Trial Design

●	Participants: 44 individuals with early ALS (≤ 24 months since symptom onset), slow vital capacity (SVC) ≥ 65%, and neurofilament light chain (NfL) ≥ 40 pg/mL.

●	Randomization: 3:1 (active drug : placebo).

●	Duration: 12-week randomized, controlled treatment period followed by a 12-week active extension treatment period.

●	Primary Endpoint: Safety and tolerability of foralumab in patients with ALS.

●	Secondary and Exploratory Endpoints:

1.	Immune reconstitution reflected by regulatory T cells (Tregs) and T-cell subset profiling.

2.	Immunologic gene expression assessed via single-cell RNA sequencing of T-cell subpopulations.

3.	Changes in neurofilament light chain (NfL) levels.

4.	Changes in microglial activation measured by brain TSPO-PET/MRI scans.

On October 1, at 5:00pm ET, the Sean M. Healey & AMG Center for Integrated ALS Care and Discovery at Mass General Brigham will host a community webinar with Tiziana to discuss the science behind foralumab. Register for the webinar here.

The trial (ClinicalTrials.gov identifier: NCT07688239) is led by Suma Babu, MBBS, MPH, Principal Investigator of Healey ALS MyMatch and Co-Director of the Neurological Clinical Research Institute (NCRI) at Mass General Brigham, and James Berry, MD, MPH, Director of the Mass General Brigham Neuroscience Institute Clinical Trials Center for Neurotherapeutics, Chief of the Division of ALS and Motor Neuron Diseases, and Director of the NCRI.

“This study serves as a significant step in advancing the development of foralumab for ALS,” said Dr. Babu. “The BANYAN trial is designed to answer important questions about foralumab, specifically, whether it has a biological effect on Treg pathway in ALS, as measured by biomarkers.”

“Dosing the first participants in the BANYAN Trial is a meaningful milestone for Tiziana and for the ALS community,” said Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “ALS is a devastating disease with urgent unmet medical need. Our intranasal foralumab represents a differentiated, non-invasive, and convenient approach designed to modulate neuroinflammation by inducing regulatory T cells that traffic to the central nervous system. We are deeply grateful for the partnership with the Healey & AMG Center, the ALS Association, the outstanding investigators, and trial sites, and most importantly, the people living with ALS and families who make this progress possible. We look forward to generating important biomarker and safety data that can help advance the field.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923), as well as additional Phase 2 trials in AD and MSA.

Intranasal foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About the Healey ALS MyMatch Program and BANYAN Trial:

Healey ALS MyMatch is reshaping ALS clinical research through biomarker-driven, personalized trial approaches. By integrating an emerging, comprehensive genetic and plasma biomarker pNFL, which was the basis of a recent accelerated approval for a genetic form of ALS, the program matches subgroups of individuals with ALS to experimental therapies based on their disease markers. The program consists of an ongoing series of early-phase clinical trials designed to deepen understanding of the biological effects of investigational products and to identify the optimal populations for future Phase 2/3 studies. Each trial in the program is named after a tree to symbolize hope and the deep scientific roots from which it grows, and careful thought went into designing the trial that balances scientific rigor with reducing participant and caregiver burden.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120